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Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

	Years ended December 31,
	2004	2005	2006	2007	2008
Earnings:
Income (loss) from continuing operations before cumulative effect of change in accounting principle	$10,037	$(1,973)	$379	$10,870	$15,079
Fixed charges:
Interest/expense	$1,800	$3,556	$3,596	$3,921	$13,233

Preferred dividends	$—	$—	$—	$—	$—

Subtotal: Fixed charges and preferred dividends	$1,800	$3,556	$3,596	$3,921	$13,233
Income (loss) from continuing operations plus fixed charges	$11,837	$1,583	$3,975	$14,791	$28,312
Ratio of earnings to fixed charges and preferred dividends	6.6	.4	1.1	3.8	2.1

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  Exhibit 12.1